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                             November 30, 2023

       Wing Wah Cheng
       Chief Executive Officer
       Samfine Creation Holdings Group Limited
       Flat B, 8/F, Block 4
       Kwun Tong Industrial Centre
       436-446 Kwun Tong Road
       Kwun Tong, Kowloon
       Hong Kong

                                                        Re: Samfine Creation
Holdings Group Limited
                                                            Registration
Statement on Form F-1
                                                            Filed November 13,
2023
                                                            File No. 333-275498

       Dear Wing Wah Cheng:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-1 filed November 13, 2023

       Prospectus Summary, page 1

   1. Please revise the diagram on page 2 to indicate, by footnote or otherwise, the percentage ownership of the
selling shareholders following the resale offering. In addition, please revise disclosure on
page Alt-1 to clarify the number of shares that will be outstanding following the primary
offering, both with and without exercise of the overallotment option.
       Holding Foreign Companies Accountable Act (THe "HFCA Act"), page 11

   2. Please expand the fifth paragraph to further discuss that on December 15, 2022, the
                                                        PCAOB announced that it
was able to secure complete access to inspect and investigate
 Wing Wah Cheng
Samfine Creation Holdings Group Limited
November 30, 2023
Page 2
         PCAOB-registered public accounting firms headquartered in mainland China and Hong
         Kong in 2022, and the PCAOB board vacated its previous determinations issued on
         December 16, 2021, and indicated should the PCAOB board encounter any impediment to conducting an inspection or investigation of auditors in mainland China or Hong Kong as a result of a position taken by an authority in either jurisdiction, the Board will act immediately to consider the need to issue new determinations consistent with the HFCAA
         Act. Please update all other sections of the filing where the HFCAA Act and PCAOB
         Determinations are discussed. Refer to PCAOB Release No. 104-HFCAA-2022-001, dated December 15, 2022.
Risk Factors
Our pre-IPO shareholders will be able to sell their shares after completion of this offering subject to restrictions under Rule 144, page 43

3. Please revise your disclosure to reflect the resale offering and material related risks to you and investors.
Exhibits

4. Please file the lock-up agreement described on page 17 as an exhibit to your registration statement.
General

5. Please revise the resale prospectus to disclose a fixed price (or a range) at which the selling stockholders will sell their shares until the securities are quoted on the Nasdaq, after which the securities can be offered and sold at prevailing market prices or at negotiated prices. Include disclosure on the cover page and in the summary, and revise the following statement on page Alt-4 accordingly: "These sales may be at fixed or negotiated prices." Additionally revise the cover page of the resale prospectus to clarify whether the resale offering is conditioned upon Nasdaq listing approval, given the reference to "this initial public offering." Revise the table of contents on page Alt-i for consistency with the explanatory note, which indicates that the capitalization and dilution sections will not be included in the resale prospectus.
FirstName LastNameWing Wah Cheng
6. We note a number of blanks and brackets throughout the registration statement including,
Comapany    NameSamfine
       without              Creation
                limitation, the        Holdings
                                table on         Group Limited
                                          the prospectus cover page and the use
of proceeds and
       dilution
November         sections.
            30, 2023  PagePlease
                            2     fill in missing information in your next
amendment.
FirstName LastName
 Wing Wah Cheng
FirstName LastNameWing
                 Holdings Wah Cheng
Samfine Creation          Group Limited
Comapany 30,
November  NameSamfine
              2023      Creation Holdings Group Limited
November
Page 3    30, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Ying Li